EYETEL IMAGING, INC.
9130 GUILFORD ROAD
COLUMBIA, MD 21046

November 15, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Tom Jones, Esq.

Re:	EyeTel Imaging, Inc. (the “Company”) Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-142649

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-142649), including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2007 and amended on June 14, 2007, July 23, 2007, August 23, 2007, September 18, 2007, September 21, 2007, October 9, 2007, October 25, 2007 and November 2, 2007, and has not been declared effective.

The Company applies for the withdrawal of the Registration Statement because of current market conditions. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact our counsel, Mara H. Rogers of Fulbright & Jaworski L.L.P., at (212) 318-3206.

Very truly yours,

EYETEL IMAGING, INC.

By: /s/ John C. Garbarino
John C. Garbarino
President and Chief Executive Officer